

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 26, 2012

Via facsimile
Ms. Barbara R. Smith, Senior Vice President and CFO
Commercial Metals Company
6565 N. MacArthur Blvd.
Irving, TX 75039

> **Re: Commercial Metals Company**
> **Form 10-K for the fiscal year ended August 31, 2011**
> **Filed October 31, 2011**
> **File No. 1-4304**

Dear Ms. Smith:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ John Cash

John Cash
Branch Chief